FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

3 November 2023

Response to voting results at 2023 Annual General Meeting

In accordance with Provision 4 of the UK Corporate Governance Code, we are providing an update on our statement of 5 May 2023 regarding the results of the poll vote at the 2023 Annual General Meeting ("AGM") on resolutions 2, 3(l), 6, 7, 14 and 15 which received votes of between 20.04% - 23.30% against the Board's recommendations.

In our statement of 5 May 2023, it was noted that our largest shareholder, Ping An, voted against the Board's recommendations on the above resolutions and a number of others. Ping An's votes accounted for approximately 18-19% of all votes cast at the AGM based on a turnout of around 50%.

The Board was pleased that a large majority of shareholders voting at the AGM supported HSBC's strategy and since the AGM there have been no concerns expressed by shareholders regarding the above resolutions. We continue to have constructive dialogue and provide corporate access to all our institutional shareholders, including Ping An and respect and listen to their views.

As at the time of this announcement, the following are Directors of the Company: Mark Tucker*, Noel Quinn, Geraldine Buckingham†, Rachel Duan†, Georges Elhedery, Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Godbehere†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Kalpana Morparia†, Eileen K Murray†, Brendan Nelson†, David Nish† and Swee Lian Teo†.

* Non-executive Group Chairman
† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 3 November 2023